

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 19, 2019

Bob Komin
Chief Financial Officer
Sunrun Inc.
595 Market Street, 29th Floor
San Francisco, California 94105

      Re: Sunrun Inc.
          Form 10-K for the Year Ended December 31, 2017
          Filed March 6, 2018

Dear Mr. Komin:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Manufacturing and
             Construction